FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	HOT BLACKBERRY CURVE 8320 WARMS THE COLD WINTER BLUES WITH SEAMLESS, FREE WI-FI HOTSPOT ACCESS FROM AT&T	4

Document 1

HOT BLACKBERRY CURVE 8320 WARMS THE COLD WINTER BLUES

WITH SEAMLESS, FREE WI-FI HOTSPOT ACCESS FROM AT&T

New BlackBerry Curve 8320 Builds on Popular BlackBerry Platform Features

With Integrated Wi-Fi Capabilities

DALLAS, Texas, and WATERLOO, Ontario, Dec. 16, 2008 — AT&T is turning up the heat with the ever-popular BlackBerry® Curve™ smartphone. AT&T Inc. (NYSE:T) and Research In Motion (NYSE:RIMM) announced today the immediate availability of the BlackBerry Curve 8320 smartphone with built-in Wi-Fi®, which gives AT&T customers with unlimited corporate or personal BlackBerry service plans free and seamless access to thousands of AT&T Wi-Fi Hot Spots in the U.S.

Available in sapphire blue, the BlackBerry Curve 8320 smartphone makes it easy to connect to home or campus Wi-Fi networks and to automatically connect to any of the more than 17,000 AT&T Hot Spots nationwide. These include Starbucks, Barnes & Noble and thousands more restaurants, airports, hotels and other convenient locations across the U.S. Those customers who subscribe to unlimited corporate or personal BlackBerry service plans can access these AT&T Hot Spots at no charge.

The BlackBerry Curve 8320 smartphone – with 802.11 b/g – provides broader data coverage, and customers also can carry on a telephone conversation on the cellular network while simultaneously accessing data via Wi-Fi.

The BlackBerry Curve 8320 smartphone also gives AT&T customers the ability to access Wi-Fi hotspots worldwide1. These global Wi-Fi capabilities complement AT&T’s industry-leading wide area wireless international coverage with the ability to perform data functions in more than 150 countries and make or receive a phone call in more than 200 countries.

“The BlackBerry Curve 8320 provides AT&T customers with yet another outstanding global solution that comes with a unique Wi-Fi feature that automatically connects to AT&T Hot Spots,” said Michael Woodward, vice president, Smart Devices, AT&T. “AT&T customers can also use their BlackBerry Curve smartphone to connect to a Wi-Fi hotspot both in the U.S. and abroad, and when they do so, they can carry on a phone conversation while they’re checking e-mail, browsing the Web or performing other data functions. This allows our customers to be even more productive and get greater value out of their BlackBerry smartphone, particularly when they can connect free of charge to an AT&T Hot Spot in the U.S.”

Mark Guibert, vice president of corporate marketing at RIM, said: “The BlackBerry Curve is one of the most successful smartphones in the world – customers love its communications and multimedia features, easy-to-use keyboard and compact design. With the BlackBerry Curve 8320, AT&T customers will enjoy easy access to Wi-Fi networks whether they’re in the U.S. or traveling abroad.”

The BlackBerry Curve 8320 smartphone packs numerous new features including an enhanced HTML browser that supports a Web browsing experience with desktop-style depiction. The smartphone's trackball acts like a computer mouse, allowing users to quickly scroll through a page, zoom in and out or click on hotlinks. The BlackBerry Curve 8320 also has an improved user interface and support for HTML e-mail, and it allows users to download attachments as well as edit Microsoft® Word, Excel and PowerPoint files directly on the handset using the preloaded DataViz® Documents To Go® software suite.

The BlackBerry Curve 8320 smartphone retains the features that have made it one of the most popular smartphones in the world. It combines the renowned BlackBerry® e-mail and messaging capabilities with a full QWERTY keyboard, built-in spell checker, premium phone features and comprehensive organizer, and it sports a large, ultra-bright, 320-by-240 display that supports more than 65,000 colors and comes with light-sensing technology that automatically adjusts backlighting for optimal viewing. In addition, it features Bluetooth® 2.0 support, a 2 megapixel camera with zoom, flash and video recording2, advanced media player with desktop media management software and expandable memory of up to 16GB via its microSD/SDHC memory card slot. The BlackBerry Curve 8320 smartphone also includes AT&T Music™ subscription services, integrated Push To Talk (PTT) and, when used with a separate Bluetooth-enabled GPS receiver, provides access to the popular AT&T Navigator and YELLOWPAGES.COM mobile services.

Pricing and Availability

The BlackBerry Curve 8320 smartphone with built-in Wi-Fi is now available online at http://att.com/blackberrycurve8320 and through AT&T’s direct business-to-business sales organizations for as low as $149.99 with a two-year contract and mail-in rebate. In early 2009, it will be available at select AT&T retail stores and national retailers. Customers who want personal e-mail access and Web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal Unlimited data plan for as low as $30 a month with a qualified voice contract. Unlimited corporate e-mail and data access via BlackBerry® Enterprise Server or BlackBerry® Professional Software for small businesses is available for as low as $45 a month when a qualified voice plan is also chosen. Customers who travel overseas can select the BlackBerry International Unlimited data plan for as low as $65 a month with a qualified voice plan.

Small business customers also can couple their BlackBerry® data plans with new AT&T BusinessTalk® voice plans, which start at $60 a month for five users and 700 Anytime Minutes and can be expanded for $9.99 a line to accommodate up to 40 users and 20,000 Anytime Minutes. When combined with BlackBerry Professional Software, AT&T BusinessTalk provides small businesses with a complete voice and data solution. Companies may also choose BusinessTalk with either unlimited Mobile to Mobile or Push To Talk features.

1 Local Wi-Fi charges may apply.

2 Video recording requires microSD memory card, sold separately.

Find More Information Online:

Web Site Links:	Related Media Kits:
AT&T Web Site AT&T Wireless Web Site	AT&T Mobile Phones AT&T Holiday Gift Guide
Related Releases:	Related Fact Sheets::
AT&T Network Coverage Map

Technorati Tags: AT&T, mobile phone,

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world. Among their offerings are the world's most advanced IP-based business communications services and the nation's leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. In 2008, AT&T again ranked No. 1 on Fortune magazine’s World’s Most Admired Telecommunications Company list and No. 1 on America’s Most Admired Telecommunications Company list. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

© 2008 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Note: This AT&T news release and other announcements are available as part of an RSS feed at www.att.com/rss. For more information and detailed disclaimer information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

For more information, contact:

John Kampfe

AT&T

Office: 732-420-9035

Mobile: 908-432-3473

E-mail: john.kampfe@att.com

Marisa Conway

Brodeur Partners (PR Agency for RIM)

212-515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

519-888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 16, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President Investor Relations